EXHIBIT 17.1

DAVID H. SMITH

9/7/06

David Platt, CEO

Pro Pharmaceuticals, Inc.

7 Wells Avenue

Newton, MA 02459

Dear David,

Effective immediately, I am resigning from the Board of Directors of Pro Pharmaceuticals, Inc.

We differ on how the company has been and continues to be managed and how the company has done and managed its most recent financing.

I wish the company well.

Sincerely,

/s/ David Smith

34 Shorehaven Road, East Norwalk, CT 06855